United States
Securities And Exchange Commission
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File No. 000-50108
LODGIAN, INC.
(Exact name of registrant as specified in its charter)
3445 Peachtree Road, N.E., Suite 700
Atlanta, Georgia 30326
(404) 364-9400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Class A Warrants
(Title of each class of securities covered by this Form)
Common Stock, par value $.01 per share; Class B Warrants
(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: None
     Pursuant to the requirements of the Securities Exchange Act of 1934, Lodgian, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LODGIAN, INC.
Date: February 14, 2008	By:	/s/ Daniel E. Ellis
Daniel E. Ellis
Senior Vice President, General Counsel & Secretary